Weitzel Financial Services, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS		
Current Assets		
Cash	$	126,628
Commissions Receivable		71,184
FINRA Holding Account		1,228
Prepaid		2,502
Total Current Assets		201,542
Fixed Assets, At Cost		
Equipment		26,809
Vehicles		96,390
Software		8,937
Total Fixed Assets		132,136
Less: Accumulated Depreciation		(83,626)
Net Fixed Assets		48,510
Intangible Assets		
Customer Lists		17,000
Total Intangible Assets		17,000
Less: Accumulated Amortization		(16,433)
Net Intangible Assets		567
Total Assets	$	250,619
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$	15
Commissions Payable		7,052
Accrued Payroll		14,630
Accrued Compensated Absences		1,864
Total Current Liabilities		23,561
Stockholder's Equity		
Common Stock, $10 Par Value, Authorized 1,000,000 Shares Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		160,866
Total Stockholder's Equity		227,058
Total Liabilities and Stockholder's Equity	$	250,619

The accompanying notes are an integral part of the financial statements.